Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-222149

January 14, 2020

Canada

U.S.$3,000,000,000 1.625% United States Dollar Bonds due 2025

Final Term Sheet

Issuer:	Canada

Title:	1.625% United States Dollar Bonds due January 22, 2025

Expected Ratings*:	Aaa/AAA (Moody’s/S&P)

Format:	SEC Registered

Size:	U.S.$3,000,000,000

Trade Date:	January 14, 2020

Settlement Date:	January 22, 2020 (T+5)

Maturity Date:	January 22, 2025

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by Canada of Additional Amounts on the bonds, as more fully described in the Prospectus Supplement.

Interest Payment Dates:	January 22 and July 22

First Interest Payment Date:	July 22, 2020

Benchmark Treasury:	UST 1.750% due December 31, 2024

Benchmark Treasury Price and Yield:	100-18 1/4, 1.630%

Spread to Benchmark Treasury:	+6 bps

Yield to Maturity:	1.690%

Coupon:	1.625%

Price:	99.690%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario/Canada

Business Days:	New York, London, Toronto

Representatives:	BNP Paribas CIBC World Markets Corp. HSBC Bank plc RBC Capital Markets, LLC TD Securities (USA) LLC

Co-managers:

Barclays Capital Inc.

BMO Capital Markets Corp

BofA Securities Inc.

Casgrain & Company Limited

Citigroup Global Markets Limited

Desjardins Securities Inc.

Goldman Sachs International

J.P. Morgan Securities Inc.

Laurentian Bank Securities Inc.

National Bank of Canada Financial Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP:	135087K78

ISIN:	US135087K787

Reference Document:	Prospectus Supplement, subject to completion, dated January 14, 2020; Prospectus dated January 26, 2018. https://www.sec.gov/Archives/edgar/data/230098/000119312520006821/d849553d424b2.htm

Legends:

MiFID Target Market: The manufacturer target market (MiFID product governance) is eligible and professional counterparties only (all distribution channels).

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of bonds. Accordingly, any person making or intending to make any offer within a Member State of the bonds which are the subject of an offering contemplated in the prospectus supplement and the base prospectus may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, or pursuant to another exemption under the Prospectus Regulation, provided that no such offer of the bonds shall require Canada or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129. Neither Canada nor any underwriter has authorized, nor do they authorize, the making of any offer of bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither Canada nor any underwriter has authorized, nor do they authorize, the making of any offer of the bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the bonds contemplated in the prospectus supplement.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-800-854-5674 for BNP Paribas, +1-800-282-0822 for CIBC World Markets Corp., +1-866-430-0686 for HSBC Bank plc, +1-866-375-6829 for RBC Capital Markets, LLC and +1-855-495-9846 for TD Securities (USA) LLC.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

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